ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 ww.bakerbotts.com Felix P. Phillips TEL +1 +1 713.229.1228 FAX +1 +1 713.229.7828	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
felix.phillips@bakerbotts.com

May 21, 2009

Mr. Jim Allegretto

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Whole Foods Market, Inc.

Form 10-K for Fiscal Year Ended September 28, 2008

Filed November 26, 2008

Proxy Statement on Schedule 14A

Filed January 26, 2009

Form 10-Q for the Fiscal Quarter Ended January 18, 2009

Filed February 27, 2009

File No. 000-19797

Dear Mr. Allegretto:

As discussed in our telephone conversation today, we are writing on behalf of Whole Foods Market, Inc. (the “Company”) to request additional time to respond to the Staff’s letter dated May 7, 2009 to Mr. John P. Mackey, regarding the Company’s (a) annual report on Form 10-K for its fiscal year ended September 28, 2008, filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2008, (b) proxy statement on Schedule 14A, filed with the SEC on January 26, 2009, and (c) quarterly report on Form 10-Q for its fiscal quarter ended January 18, 2009, filed with the SEC on February 27, 2009. On behalf of the Company, we hereby request such an extension through June 5, 2009.

If you have any questions, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or J. David Kirkland, Jr. of this office at 713.229.1101 . Thank you for your courtesy.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Felix P. Phillips
Felix P. Phillips

cc:	Albert Percival Sam Ferguson J. David Kirkland, Jr.